SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

iBASIS, INC.
(Name of Subject Company (Issuer))

KPN B.V.
(Offeror)

KONINKLIJKE KPN N.V.
(Parent of Offeror)

CELTIC ICS INC.
(Wholly Owned Subsidiary of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

450732201
(CUSIP Number of Class of Securities)

Michel Hoekstra
Koninklijke KPN N.V.
Maanplein 55
2516 CK, The Hague, The Netherlands
+31 70 446 2093

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$93,327,384	$5,208
(1)           Estimated for purposes of calculating the filing fee only.  This amount is determined by multiplying 31,109,128 shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc. (the “Company”) by $3.00 per Share, which is the offer price.  Such number of Shares represents the 71,230,202 Shares issued and outstanding as of November 25, 2009, as reported in the Company’s Information Statement filed under cover of Schedule 14f-1 on November 27, 2009, less the 40,121,074 Shares already owned by KPN B.V.

(2)           The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by .0000558.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,690	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 28, 2009
Amount Previously Paid: $1,216	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.

Form or Registration No.: Schedule TO-T/A	Date Filed: October 5, 2009
Amount Previously Paid: $1,302	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: November 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 9 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on July 28, 2009, as amended and supplemented from time to time (the “Schedule TO”), by (i) KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“Parent”), (ii) Parent and (iii) Celtic ICS Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Purchaser.  The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc., a Delaware corporation (the “Company”), that are not already owned by Purchaser at a purchase price of $3.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Item 1.       Summary Term Sheet;  Item 4. Terms of the Transaction.

(1)      The Expiration Date of the Offer is extended to 12:00 midnight, New York City time, on Friday, December 18, 2009 (which is the end of the day on December 18, 2009). The Depositary for the Offer has indicated that, as of midnight on December 8, 2009, approximately 23,112,954 Shares have been tendered in and not withdrawn from the Offer (including 1,158,522 Shares pursuant to a Notice of Guaranteed Delivery).

(2)      The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(xx) and is incorporated herein by reference.

Item 11.                  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by the following information:

On December 2, 2009, David Shutvet (“Plaintiff”), a shareholder of the Company, filed an amended shareholder derivative and class complaint in the Superior Court Department of Middlesex County, Commonwealth of Massachusetts, against Parent, Purchaser, Merger Sub (together, the “KPN Defendants”), and certain individual current and former officers and directors of the Company (together, the “Individual Defendants”).  This complaint is an amendment to a complaint filed by Plaintiff on September 11, 2009 against certain of the Individual Defendants.  The September 11, 2009 complaint, which alleged, inter alia, that certain of the Individual Defendants breached their fiduciary duties in connection with improper stock option grants, did not name the KPN Defendants as defendants and did not include any allegations relating to the Offer.

In this action (as amended by the December 2, 2009 complaint), captioned as David Shutvet, et al. v. Ofer Gneezy, et al., Case No. 09-3577 (the “Shareholder Massachusetts Action”), Plaintiff alleges that: (i) certain of the Individual Defendants breached their fiduciary duties to the Company by (a) approving improper stock option grants and (b) disseminating false and misleading statements relating to the allegedly improper stock option grants; (ii) certain of the Individual Defendants were unjustly enriched though the receipt of improper stock option grants; (iii) all defendants wasted corporate assets in connection with the Company’s efforts to correct for the improper stock option grants; (iv) an accounting must be made of all stock option grants to certain of the Individual Defendants and that all contracts which provided for such stock option grants should be rescinded, with the proceeds of the improper stock option grants held in constructive trust for the Company’s benefit; (v) the members of the special committee of the Company established to evaluate the Offer (the “SC Defendants”) and Parent breached their fiduciary duties of loyalty, candor, due care, good faith, diligence and independence to the Company and its shareholders by (a) on the part of the SC Defendants, recommending that the Company's stockholders tender their shares pursuant to the Offer and (b) on the part of both the SC Defendants and Parent, disseminating materially misleading statements to the Company’s stockholders in connection with the Offer; and (vi) Purchaser and Merger Sub aided and abetted the SC Defendants’ and Parent’s alleged breaches of fiduciary duty.

Plaintiff seeks: (i) an award of damages against the Individual Defendants; (ii) judgment directing the Company to take all necessary actions to reform its corporate governance to protect the Company from a repeat of the damage alleged; (iii) equitable and/or injunctive relief to restrict the proceeds of defendants’ trading activities, stock options, or other assets, to ensure Plaintiff an effective remedy; (iv) an accounting of undisclosed stock option grants, the cancellation of all of the unexercised options granted to certain of the Individual Directors between 2000 and 2004, the return of financial gains obtained via the exercise of such options, and a revision of the Company’s financial statements; (v) a declaration that stock options issued to certain Individual Defendants and illegally manipulated are void and all proceeds from their exercise or sale are held in constructive trust for the Company; (vi) a declaration that any improper stock options, all proceeds derived from the exercise thereof, and any assets or other property acquired in connection therewith, are held in constructive trust by the option recipients for the Company’s benefit; (vii) an award of restitution for all profits, benefits and other compensation obtained through the improper stock option grants; (viii) a declaration that this action is properly maintainable as a class action as to the breach of fiduciary duty and aiding and abetting claims asserted against Parent, Purchaser, Merger Sub and the SC Defendants; (ix) a declaration that certain terms and conditions of the Offer were entered into in breach of the defendants’ fiduciary duties and are therefore unlawful and unenforceable; (x) to the extent already implemented, an injunction or rescission of certain terms of the Offer and any of the sub-parts thereof; (xi) an injunction against exercising voting or other control over the tendered shares, and from otherwise consummating the Offer until defendants have remedied their allegedly misleading statements and omission through publication of corrective supplemental disclosures; (xii) the imposition of a constructive trust, in favor of Plaintiff and members of a class of all holders of the Company’s common stock which have been or will be harmed by the conduct alleged in the Shareholder Massachusetts Action, upon any benefits received by defendants as a result of their wrongful conduct and in breach of any duty owed to the Company’s shareholders; (xiii) an award to Plaintiff of the costs and disbursements of the Shareholder Massachusetts Action, including reasonable attorneys’ fees, accountants’ and experts’ fees, costs, and expenses; and (xiv) such other relief as the court may deem just and proper.

The KPN Defendants believe that the Shareholder Massachusetts Action is entirely without merit and that they have valid defenses to all claims.  The outcome of this matter and the potential amount of any loss are uncertain and we express no opinion as to the likelihood of an unfavorable outcome.

Item 12.     Exhibits.

(1)       The following exhibits are filed herewith:

   (a)(1)(xx)         Press release issued by Parent on December 9, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KPN B.V. by KONINKLIJKE KPN N.V., its sole director

By	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: December 9, 2009

KONINKLIJKE KPN N.V.

By	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: December 9, 2009

CELTIC ICS INC.

By	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Secretary

Date: December 9, 2009

EXHIBIT INDEX

Exhibit No.            Description

(a)(1)(i)	Offer to Purchase dated July 28, 2009*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Summary Advertisement published in the Wall Street Journal on July 28, 2009*
(a)(1)(vii)	Letter dated July 12, 2009 to the board of directors of iBasis, Inc. (incorporated by reference to Exhibit D to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(viii)	Press release issued by Parent on July 13, 2009 (incorporated by reference to Exhibit E to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(ix)	Press release issued by Parent on August 6, 2009*
(a)(1)(x)	Press release issued by Parent on August 13, 2009*
(a)(1)(xi)	Press release issued by Parent on August 21, 2009*
(a)(1)(xii)	Press release issued by Parent on October 5, 2009*
(a)(1)(xiii)	Press release issued by Parent on October 20, 2009*
(a)(1)(xiv)	Supplement to Offer to Purchase, dated November 23, 2009.*
(a)(1)(xv)	Amended and Restated Letter of Transmittal.*
(a)(1)(xvi)	Amended and Restated Notice of Guaranteed Delivery.*
(a)(1)(xvii)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(xviii)	Revised Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xix)	Press release issued by Parent and the Company, dated November 23, 2009.*
(a)(1)(xx)	Press release issued by Parent, dated December 9, 2009.
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9, dated July 30, 2009.*
(a)(2)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated July 31, 2009.*
(a)(2)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated August 4, 2009.*
(a)(2)(iv)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated August 6, 2009.*
(a)(2)(v)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9, dated August 7, 2009.*
(a)(2)(vi)	Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9, dated August 12, 2009.*
(a)(2)(vii)	Solicitation/Recommendation Statement (Amendment No. 6) on Schedule 14D-9, dated August 14, 2009.*
(a)(2)(viii)	Solicitation/Recommendation Statement (Amendment No. 7) on Schedule 14D-9, dated August 17, 2009.*
(a)(2)(ix)	Solicitation/Recommendation Statement (Amendment No. 8) on Schedule 14D-9, dated August 18, 2009.*
(a)(2)(x)	Solicitation/Recommendation Statement (Amendment No. 9) on Schedule 14D-9, dated August 24, 2009.*
(a)(2)(xi)	Solicitation/Recommendation Statement (Amendment No. 10) on Schedule 14D-9, dated September 14, 2009.*
(a)(2)(xii)	Solicitation/Recommendation Statement (Amendment No. 11) on Schedule 14D-9, dated October 5, 2009.*
(a)(2)(xiii)	Solicitation/Recommendation Statement (Amendment No. 12) on Schedule 14D-9, dated October 9, 2009.*
(a)(2)(xiv)	Solicitation/Recommendation Statement (Amendment No. 13) on Schedule 14D-9, dated October 15, 2009.*
(a)(2)(xv)	Solicitation/Recommendation Statement (Amendment No. 14) on Schedule 14D-9, dated October 20, 2009.*
(a)(2)(xvi)	Solicitation/Recommendation Statement (Amendment No. 15) on Schedule 14D-9, dated November 5, 2009.*
(a)(2)(xvii)	Solicitation/Recommendation Statement (Amendment No. 16) on Schedule 14D-9, dated November 23, 2009.*
(a)(5)(i)
Complaint filed by the Company on August 3, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 4, 2009)*

(a)(5)(ii)
Answer and Counterclaims filed by Parent on August 13, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware*

(a)(5)(iii)
Complaint filed by the Company on August 18, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., No. 09 CV 7288, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(18) to Amendment No. 8 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 18, 2009)*

(a)(5)(iv)	Email dated October 24, 2008 attaching KPN Presentation (JX51a).*
(a)(5)(v)	KPN Presentation dated November 2008 (incorrectly dated “November 2009”) (JX162).*
(a)(5)(vi)	Email dated April 6, 2009 attaching KPN Presentation (JX230).*
(a)(5)(vii)	Email dated April 6, 2009 attaching KPN Presentation (JX193a).*

(a)(5)(viii)	Email dated April 7, 2009 attaching KPN Presentation (JX240).*
(a)(5)(ix)	Email dated April 7, 2009 attaching KPN Presentation (JX192).*
(a)(5)(x)	Email dated April 7, 2009 attaching KPN Presentation (JX85).*
(a)(5)(xi)	KPN Presentation dated April 9, 2009 (JX195).*
(a)(5)(xii)	KPN Presentation dated April 9, 2009 (JX243).*
(a)(5)(xiii)	Email dated April 14, 2009 attaching KPN Presentation (JX246a).*
(a)(5)(xiv)	KPN Presentation dated April 16, 2009 (JX247).*
(a)(5)(xv)	Email dated April 21, 2009 attaching KPN Presentation (JX1278).*
(a)(5)(xvi)	Email dated April 29, 2009 attaching KPN Presentation (JX96).*
(a)(5)(xvii)	KPN Presentation dated May 28, 2009 (JX197).*
(a)(5)(xviii)	Email dated June 2, 2009 attaching KPN Presentation (JX103).*
(a)(5)(xix)	KPN Presentation dated June 4, 2009 (JX105).*
(a)(5)(xx)	Email dated June 10, 2009 attaching KPN Presentation (JX261).*
(a)(5)(xxi)	Email dated June 11, 2009 attaching KPN Presentation (JX1280a).*
(a)(5)(xxii)	Email dated June 12, 2009 attaching KPN Presentation (JX115a).*
(a)(5)(xxiii)	Email dated July 7, 2009 attaching KPN Presentation (JX198a).*
(a)(5)(xxiv)	KPN Presentation dated July 8, 2009 (JX124).*
(a)(5)(xxv)
Stipulation Dismissing with Prejudice By Counsel to the Company, Parent, Purchaser, Merger Sub, and individual members of the board of directors of the Company and individual officers and members of the Supervisory Board and Board of Management of Parent, filed in iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS (in the Court of Chancery of the State of Delaware) and dated November 23, 2009.*

(a)(5)(xxvi)
Stipulation Dismissing with Prejudice By Counsel to the Company, Parent, Purchaser, Merger Sub, and individual members of the board of directors of the Company and individual officers and members of the Board of Management of Parent, filed in iBasis, Inc. v. Koninklijke KPN N.V., et al., No. 09 CV 7288 (in the United States District Court for the Southern District of New York) and dated November 23, 2009.*

(b)
Euro 1,500,000,000 Syndicated Revolving Credit Agreement dated as of August 16, 2006 among Parent, ABN AMRO Bank N.V., as facility agent, an original lender, a mandated lead arranger, euro swingline agent and dollar swingline agent, and the other financial institutions party thereto (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*

(c)(i)	Presentation of Morgan Stanley dated July 8, 2009*
(c)(ii)	Presentation of Morgan Stanley dated June 3, 2009*
(c)(iii)	Presentation of Morgan Stanley dated May 13, 2009*
(c)(iv)	Morgan Stanley Discussion Materials dated May 22, 2009*
(c)(v)	Morgan Stanley Discussion Materials dated June 2, 2009*
(d)(i)
Share Purchase and Sale Agreement dated as of June 21, 2006 between the Company and Purchaser (incorporated by reference to Exhibit 2 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(ii)
Amendment No. 1 dated as of December 18, 2006 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 3 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(iii)
Amendment No. 2 dated as of April 26, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 4 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(iv)
Amendment No. 3 dated as of August 1, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 5 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(v)
Registration Rights Agreement dated as of October 1, 2007 between the Company and Purchaser (incorporated by reference to Exhibit 4.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*

(d)(vi)	Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*
(d)(vii)	Amendment No. 1 to the Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 14, 2007)*
(d)(viii)	Settlement Agreement dated as of November 22, 2009 among Parent, Purchaser, Merger Sub and the Company.*
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase)*
(f)(ii)	Amended Section 262 of the General Corporation Law of the State of Delaware, effective as of August 1, 2009 (included as Schedule I to the Supplement)*
(g)	None
(h)	None
(i)	Power of Attorney dated as of July 11, 2009*
__________________
* Previously filed